Dejour’s 2014 Drill Operations Commence at Kokopelli
Denver Overhead Reduced by 70%

VANCOUVER, British Columbia July 17, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that 2014 development operations are underway on its previously reported Kokopelli joint venture (the “Kokopelli Project”). The drill program for 2014 is focused on developing additional production from the liquids-rich Williams Fork formation on the southern leasehold (where drill permits have already been acquired) and testing the deeper Mancos, if final permitting can be achieved in time.

Pad 21B is currently being built and equipped for the drilling of at least 8 wells, following the drilling and completion of a water disposal well that will service all remaining wells to be drilled in this area of the southern lease. It is anticipated that upon completion and fracture of these wells, by the end of November 2014, each will be tied into the existing infrastructure that services the Company’s current production base. Dejour is fully carried for its 25% working interest through the first US$16 million in expenditures for the Kokopelli Project.

With the transfer of operatorship of the Kokopelli Project to the new U.S. partner, Dejour has effectively reduced the corporate overhead associated with the Company’s Denver office by 70% going forward.

“We are very excited about the highly skilled drill team and the 2014 drill program proposed for the Kokopelli Project. The drill bit should be turning by the end of August, with all preparations for production into sale lines in place to capitalize on the peak commodity pricing season. The opportunity to successfully test the high pressure, rich Niobrara strata of the Mancos during this program would be a watershed event for all partners given its potential to create an order of magnitude reserve, production and value increase for the entire property. Dejour is now better positioned to realize on its vision of Kokopelli being a significant liquids-rich multi zonal producer than at any previous time of its involvement,” asserts Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project and the estimated timing and amounts of future expenditures of the 2014 development program.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
Facsimile: 604-638-5051
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com